Exhibit 99.1

CARDIOL THERAPEUTICS INC.

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED

JUNE 30, 2026

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

Cardiol Therapeutics Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

Unaudited

	As at	As at
	June 30,	December 31,
	2026	2025
ASSETS

Current assets
Cash and cash equivalents (note 3)	$26,081,066	$21,416,684
Accounts receivable	64,080	55,727
Other receivables	248,531	170,468
Prepaid expenses	2,833,718	1,858,961
Total current assets	29,227,395	23,501,840

Non-current assets
Property and equipment (note 4)	130,452	118,093
Total assets	$29,357,847	$23,619,933

EQUITY AND LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$3,748,307	$3,478,825
Current portion of lease liability (note 5)	41,308	38,347
Derivative liability (note 6)	1,473,621	2,137,867
Total current liabilities	5,263,236	5,655,039

Non-current liabilities
Lease liability (note 5)	65,690	87,176
Total liabilities	5,328,926	5,742,215

Equity
Share capital (note 7)	221,007,004	201,866,449
Warrants (note 9)	2,820,121	-
Contributed surplus	30,175,187	29,084,244
Deficit	(229,973,391)	(213,072,975)
Total equity	24,028,921	17,877,718
Total equity and liabilities	$29,357,847	$23,619,933

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Commitments (note 11)

Subsequent events (note 8)

Approved on behalf of the Board:

"David Elsley", Director	"Guillermo Torre-Amione", Director

Cardiol Therapeutics Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

Unaudited

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
Operating expenses (notes 8, 12, 13)
General and administration (note 12)	$4,741,864	$4,944,477	$9,499,247	$9,616,128
Research and development (note 12)	3,196,057	2,731,681	8,145,468	6,489,093
Loss before other income (expenses)	(7,937,921)	(7,676,158)	(17,644,715)	(16,105,221)
Interest income (note 3)	201,332	180,667	402,056	428,936
Gain (loss) on foreign exchange	300,668	(858,880)	517,668	(965,739)
Change in derivative liability (note 6)	1,153,088	-	(376,431)	-
Other income	201,006	-	201,006	-
Net loss and comprehensive loss for the period	$(6,081,827)	$(8,354,371)	$(16,900,416)	$(16,642,024)

Basic and diluted net loss per share (note 10)	$(0.05)	$(0.10)	$(0.15)	$(0.20)
Weighted average number of common shares outstanding	114,935,371	82,653,373	111,977,908	82,631,305

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cardiol Therapeutics Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Unaudited

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2026	2025
Operating activities
Net loss and comprehensive loss for the period	$(16,900,416)	$(16,642,024)
Adjustments for:
Depreciation of property and equipment	38,255	50,456
Share-based compensation (note 8)	4,218,782	3,687,156
Change in derivative liability	376,431	-
Unrealized foreign exchange (gain)/loss on cash	(535,049)	668,830
Accretion on lease liability	9,163	11,710
Changes in non-cash working capital items:
Accounts receivable	(8,353)	41,445
Other receivables	(78,063)	40,289
Prepaid expenses	(974,757)	(572,737)
Accounts payable and accrued liabilities	1,957,197	1,010,534
Net cash used in operating activities	(11,896,810)	(11,704,341)

Investing activities
Purchase of property and equipment	(50,614)	(18,378)
Net cash used in investing activities	(50,614)	(18,378)

Financing activities
Issuance of units	14,850,001	-
Share issuance costs	(1,236,375)	-
Proceeds from stock options exercised	-	34,260
Proceeds from warrants exercised	2,490,819	-
Payment of lease liability	(27,688)	(27,688)
Net cash provided by financing activities	16,076,757	6,572
Net change in cash and cash equivalents	4,129,333	(11,716,147)
Cash and cash equivalents, beginning of period	21,416,684	30,580,029
Impact of foreign exchange on cash and cash equivalents	535,049	(668,830)
Cash and cash equivalents, end of period	$26,081,066	$18,195,052

Supplemental information
Accounts payable and accrued liabilities settled through equity	$1,687,715	$-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cardiol Therapeutics Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

Unaudited

	Share capital			Contributed
	Number	Amount	Warrants	surplus	Deficit	Total
Balance, December 31, 2024	82,608,992	$179,335,421	$-	$24,647,163	$(179,254,101)	$24,728,483
Restricted share units exercised	40,733	102,581	-	(102,581)	-	-
Stock options exercised	25,000	34,260	-	-	-	34,260
Fair value of stock options exercised	-	22,033	-	(22,033)	-	-
Share-based compensation (note 8)	-	-	-	3,687,156	-	3,687,156
Performance share units exercised - shares to be issued	-	44,400	-	(44,400)	-	-
Net loss and comprehensive loss for the period	-	-	-	-	(16,642,024)	(16,642,024)
Balance, June 30, 2025	82,674,725	$179,538,695	$-	$28,165,305	$(195,896,125)	$11,807,875

Balance, December 31, 2025	100,257,009	$201,866,449	$-	$29,084,244	$(213,072,975)	$17,877,718
Issuance of units	11,423,078	14,850,001	-	-	-	14,850,001
Share issuance costs	-	(980,255)	(256,120)	-	-	(1,236,375)
Fair value of warrants	-	(3,076,241)	3,076,241	-	-	-
Restricted share units exercised	12,500	32,500	-	(32,500)	-	-
Warrants exercised	1,350,000	2,490,819	-	-	-	2,490,819
Fair value of warrants exercised	-	1,040,677	-	-	-	1,040,677
Performance share units exercised	2,842,141	4,783,054	-	(4,783,054)	-	-
Share-based compensation (note 8)	-	-	-	5,906,497	-	5,906,497
Net loss and comprehensive loss for the period	-	-	-	-	(16,900,416)	(16,900,416)
Balance, June 30, 2026	115,884,728	$221,007,004	$2,820,121	$30,175,187	$(229,973,391)	$24,028,921

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2026

(Expressed in Canadian Dollars)

Unaudited

1.	Nature of operations

Cardiol Therapeutics Inc. was incorporated under the laws of the Province of Ontario on January 19, 2017. The Corporation's registered and legal office is located at 2265 Upper Middle Rd. E., Suite 602, Oakville, Ontario, L6H 0G5, Canada.

Cardiol Therapeutics Inc. and its subsidiary (the "Corporation" or "Cardiol") is a late-stage life sciences company focused on advancing the development of anti-inflammatory and anti-fibrotic therapies for heart disease. The Company’s lead small-molecule drug candidate, CardiolRx™, modulates inflammasome pathway activation, an intracellular innate immune system response known to play an important role in the development and progression of inflammation and fibrosis associated with pericarditis, myocarditis, and heart failure.

On December 20, 2018, the Corporation completed its initial public offering on the Toronto Stock Exchange (the "TSX") and its common shares commenced trading on the TSX under the symbol "CRDL". On August 10, 2021, the Corporation's common shares commenced trading on The Nasdaq Capital Market under the symbol "CRDL".

2.	Material accounting policy information

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) (“IFRS Accounting Standards”).

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis. In addition, these unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRS Accounting Standards issued and outstanding as of August 11, 2026, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual consolidated financial statements as at and for the year ended December 31, 2025.

Any subsequent changes to IFRS Accounting Standards that are given effect in the Corporation’s annual consolidated financial statements for the year ending December 31, 2026, could result in restatement of these unaudited condensed interim consolidated financial statements.

3.	Cash and cash equivalents

Interest earned on cash and cash equivalents for the three and six months ended June 30, 2026, amounted to $201,332 and $402,056 (three and six months ended June 30, 2025 - $180,667 and $428,936).

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2026

(Expressed in Canadian Dollars)

Unaudited

4.	Property and equipment

	Right-of-		Leasehold	Office	Computer
Cost	use asset	Equipment	improvements	equipment	equipment	Total
Balance, December 31, 2024	$341,238	$172,954	$237,248	$66,864	$149,947	$968,251
Additions	-	-	-	1,937	22,547	24,484
Balance, December 31, 2025	341,238	172,954	237,248	$68,801	$172,494	$992,735
Additions	-	43,331	-	-	7,283	50,614
Balance, June 30, 2026	$341,238	$216,285	$237,248	$68,801	$179,777	$1,043,349

	Right-of-		Leasehold	Office	Computer
Accumulated Depreciation	use asset	Equipment	improvements	equipment	equipment	Total
Balance, December 31, 2024	$260,652	$130,647	$237,248	$45,657	$98,455	$772,659
Depreciation for the year	63,984	12,692	-	4,435	20,872	101,983
Balance, December 31, 2025	$324,636	$143,339	$237,248	$50,092	$119,327	$874,642
Depreciation for the period	16,602	10,942	-	1,871	8,840	38,255
Balance, June 30, 2026	$341,238	$154,281	$237,248	$51,963	$128,167	$912,897

	Right-of-		Leasehold	Office	Computer
Carrying value	use asset	Equipment	improvements	equipment	equipment	Total
Balance, December 31, 2025	$16,602	$29,615	$-	$18,709	$53,167	$118,093
Balance, June 30, 2026	$-	$62,004	$-	$16,838	$51,610	$130,452

5.	Lease liability

Carrying
Value
Balance, December 31, 2024	$158,532
Repayments	(55,376)
Accretion	22,367
Balance, December 31, 2025	$125,523
Repayments	(27,688)
Accretion	9,163
Balance, June 30, 2026	$106,998
Current portion	41,308
Long-term portion	$65,690

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2026

(Expressed in Canadian Dollars)

Unaudited

6.	Derivative liability

In October 2025, the Corporation issued 5,712,500 warrants as part of a unit financing. Each warrant is exercisable into one common share at the price of US$1.35 per share for a period of two years from closing. The original estimated fair value of $3,089,610 was assigned to the 5,712,500 warrants issued by using a fair value market technique incorporating the Black-Scholes option pricing model, with the following assumptions: a share price of $1.46, a risk-free interest rate of 2.37%; an expected volatility factor of 81%; and an expected life of 2 years. The only significant unobservable input is the volatility, which could cause an increase or decrease in fair value. The warrants have been classified as a derivative liability on the statement of financial position and are re-valued at each reporting date, as the warrants were issued in a currency other than the Corporation's functional currency.

During the six months ended June 30, 2026, 1,350,000 warrants were exercised, and fair value of $1,040,677 was moved to share capital. As at June 30, 2026, 4,362,500 warrants remain outstanding. As at June 30, 2026, the fair value of the derivative liability was $1,473,621 (December 31, 2025 - $2,137,867), resulting in a (decrease)/increase in the value of the derivative liability for the three and six months ended June 30, 2026, of $(1,153,088) and $376,431.

Significant assumptions used in determining the fair value of the derivative warrant liabilities are as follows:

Six Months Ended June 30,
2026
Share price	$1.49
Exercise price	$1.92
Risk-free interest rate	2.74%
Expected volatility	67%
Expected life in years	1.30
Expected dividend yield	Nil

7.	Share capital

a) Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2026

(Expressed in Canadian Dollars)

Unaudited

7.	Share capital (continued)

b) Common shares issued

	Number of
	common shares	Amount
Balance, December 31, 2024	82,608,992	$179,335,421
Restricted share units exercised (note 8)	40,733	102,581
Stock options exercised (note 8)	25,000	34,260
Fair value of stock options exercised (note 8)	-	22,033
Performance share units exercised - shares to be issued (note 8)	-	44,400
Balance, June 30, 2025	82,674,725	$179,538,695

Balance, December 31, 2025	100,257,009	$201,866,449
Issuance of units (i)	11,423,078	14,850,001
Share issuance costs (i)	-	(980,255)
Fair value of warrants (i)	-	(3,076,241)
Restricted share units exercised (note 8)	12,500	32,500
Warrants exercised (note 6)	1,350,000	2,490,819
Fair value of warrants exercised (note 6)	-	1,040,677
Performance share units exercised (note 8)	2,842,141	4,783,054
Balance, June 30, 2026	115,884,728	$221,007,004

(i) In January 2026, the Corporation completed a unit financing by issuing 11,423,078 common share units at $1.30 per unit for gross proceeds of $14,850,001. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at the price of $1.75 per share for a period of 2 years from closing. Share issuance costs of $1,236,375 were incurred, of which $256,120 was allocated to warrants.

The fair value of $3,076,241 was assigned to the 5,711,539 warrants issued as part of the units as estimated by using a fair market value technique incorporating the Black-Scholes option pricing model based on the assumptions below:

Share price	$1.41
Exercise price	$1.75
Risk-free interest rate	2.60%
Expected volatility	80%
Expected life in years	2.00
Expected dividend yield	Nil

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2026

(Expressed in Canadian Dollars)

Unaudited

8.	Share-based payments

The Corporation has adopted an Omnibus Equity Incentive Plan in accordance with the policies of the TSX, which permits the grant or issuance of options, Restricted Share Units ("RSUs"), Performance Share Units ("PSUs"), and Deferred Share Units ("DSUs"), as well as other share-based payment arrangements. The maximum number of shares that may be issued upon the exercise or settlement of awards granted under the plan may not exceed 15% of the Corporation's issued and outstanding shares from time to time. The Board of Directors determines the price per common share and the number of common shares which may be allotted to directors, officers, employees, and consultants, and all other terms and conditions of the option, subject to the rules of the TSX.

During the three and six months ended June 30, 2026, the total expenses related to share-based compensation amounted to $2,375,947 and $4,218,782 (three and six months ended June 30, 2025 - $2,540,182 and $3,687,156). All outstanding awards are settleable with common shares and not cash.

(a) Stock Options

	Number of	Weighted average
	stock options	exercise price ($)
Balance, December 31, 2024	1,487,500	$2.76
Issued	1,510,000	1.65
Expired	(170,000)	2.68
Exercised (i)	(25,000)	1.37
Cancelled	(1,000,000)	1.63
Balance, June 30, 2025	1,802,500	$2.47

Balance, December 31, 2025	4,782,500	$1.73
Expired	(60,000)	5.77
Balance, June 30, 2026	4,722,500	$1.69

(i) The weighted average share price on date of exercise was $1.70.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2026

(Expressed in Canadian Dollars)

Unaudited

8.	Share-based payments (continued)

(a) Stock Options (continued)

The following table reflects the actual stock options issued and outstanding as of June 30, 2026:

Expiry date	Exercise price ($)		Weighted average remaining contractual life (years)	Number of options outstanding	Number of options vested (exercisable)
December 8, 2026	3.59		0.44	325,000	325,000
January 11, 2027	2.18		0.53	220,000	220,000
March 1, 2027	2.56		0.67	200,000	200,000
March 9, 2027	1.60	(i)	0.69	200,000	200,000
May 12, 2027	1.46		0.87	70,000	70,000
September 13, 2027	1.61		1.21	207,500	207,500
July 21, 2028	1.67		2.06	50,000	37,500
July 7, 2029	2.07		3.02	30,000	10,000
August 19, 2029	1.50		3.14	30,000	10,000
May 25, 2030	1.55	(i)	3.90	120,000	120,000
May 25, 2030	2.12		3.90	100,000	100,000
May 29, 2030	1.65	(i)	3.92	60,000	20,000
December 2, 2030	1.40		4.43	2,620,000	-
December 2, 2030	1.42	(i)	4.43	490,000	-
	1.69		3.39	4,722,500	1,520,000

(i) Denotes exercise price in USD; these amounts were translated to CAD for presentation purposes at the June 30, 2026 rate of 1.42.

(b) Performance Share Units

Number of
PSUs
Balance, December 31, 2024	-
Issued (i)	857,000
Redeemed	(24,000)
Balance, June 30, 2025	833,000

Balance, December 31, 2025	2,167,284
Issued (i), (ii)	2,793,636
Expired	(2,000,000)
Redeemed (iii)	(2,842,141)
Balance, June 30, 2026	118,779

(i) Grants of PSUs require completion of certain performance criteria specific to each grant. As the fair value of the services for certain PSUs issued cannot be reliably measured, the fair value was determined on the basis of the equity issued. The fair value of PSUs granted was determined based on the Corporation's share price, adjusted by the estimated likelihood of the performance conditions being met.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2026

(Expressed in Canadian Dollars)

Unaudited

8.	Share-based payments (continued)

(b) Performance Share Units (continued)

(ii) During the period ended June 30, 2026, the Corporation settled $1,687,715 of accounts payable and accrued liabilities through PSUs valued at $2,201,034. Loss on settlement of debt of $513,318 is recorded in research and development.

(iii) The weighted average share price on date of redemption was $1.79.

The following table reflects the actual PSUs issued and outstanding as of June 30, 2026:

Expiry date	Weighted average remaining contractual life (years)	Number of PSUs outstanding	Number of PSUs vested (exercisable)
December 31, 2026	0.50	118,779	-

(i) Subsequent to June 30, 2026, 837,314 PSUs were issued.

(ii) Subsequent to June 30, 2026, 911,193 PSUs were redeemed.

(c) Restricted Share Units

Number of
RSUs
Balance, December 31, 2024	4,852,299
Redeemed (ii)	(40,733)
Balance, June 30, 2025	4,811,566

Balance, December 31, 2025	4,763,443
Issued (i)	105,238
Redeemed (iii)	(12,500)
Balance, June 30, 2026	4,856,181

(i) The fair value of RSUs granted was determined based on the Corporation's share price.

(ii) The weighted average share price on date of redemption was $1.27.

(iii) The weighted average share price on date of redemption was $1.90.

(iv) Subsequent to June 30, 2026, 26,750 RSUs were redeemed.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2026

(Expressed in Canadian Dollars)

Unaudited

8.	Share-based payments (continued)

(c) Restricted Share Units (continued)

The following table reflects the actual RSUs issued and outstanding as of June 30, 2026:

Expiry date	Weighted average remaining contractual life (years)	Number of RSUs outstanding	Number of RSUs vested (exercisable)
July 10, 2027	1.03	3,090,748	1,425,752
July 31, 2027	1.08	1,291,058	1,291,058
October 31, 2027	1.34	32,874	32,874
September 30, 2030	4.25	147,242	-
December 30, 2030	4.50	189,021	-
June 30, 2031	5.00	105,238	-
	1.36	4,856,181	2,749,684

9.	Warrants

	Number of warrants	Amount
Balance, December 31, 2024 and June 30, 2025	-	$-

Balance, December 31, 2025	5,712,500	$-
Issued (Note 7)	5,711,539	2,820,121
Exercised (i)	(1,350,000)	-
Balance, June 30, 2026	10,074,039	$2,820,121

(i) During the period ended June 30, 2026, 1,350,000 warrants were exercised for gross proceeds of $2,490,819.

The following table reflects the actual warrants issued and outstanding as of June 30, 2026:

Expiry date	Exercise price ($)		Remaining contractual life (years)	Warrants exercisable
October 17, 2027	1.92	(i)	1.30	3,627,500
October 20, 2027	1.92	(i)	1.31	735,000
January 23, 2028	1.75		1.57	5,711,539
	1.82		1.45	10,074,039

(i) Warrants carry an exercise price of US$1.35. This amount was translated to CAD for presentation purposes at the June 30, 2026 rate of 1.42. These warrants are classified as a derivative liability on the statement of financial position (see note 6).

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2026

(Expressed in Canadian Dollars)

Unaudited

10.	Loss per share

For the three and six months ended June 30, 2026, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders of $6,081,827 and $16,900,416 (three and six months ended June 30, 2025 - $8,354,371 and $16,642,024) and the weighted average number of common shares outstanding of 114,935,371 and 111,977,908 (three and six months ended June 30, 2025 - 82,653,373 and 82,631,305). Diluted loss per share did not include the effect of stock options, PSUs, RSUs, and warrants as they are anti-dilutive.

11.	Commitments

(i) The Corporation has leased premises with third parties. The minimum committed lease payments, which include the lease liability payments shown as base rent, are approximately as follows:

	Base rent	Variable rent	Total
2026	$27,688	$25,923	$53,611
2027	55,376	51,846	107,222
2028	46,146	43,206	89,352
	$129,210	$120,975	$250,185

(ii) The Corporation has signed various agreements with consultants to provide services. Under the agreements, the Corporation has the following remaining commitments.

2026	$198,042
2027	35,704
Total	$233,746

(iii) Pursuant to the terms of agreements with various other contract research organizations, the Corporation is committed for the following contract research services:

2026	$1,130,170
2027	517,675
2028	45,833
2029	22,196
Total	$1,715,874

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2026

(Expressed in Canadian Dollars)

Unaudited

12.	Operating expenses

The following details highlight certain non-cash components of the research and development and general and administration expenses. Remaining research and development and operating expenses include personnel costs and expenses paid to third parties:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
General and administration expenses
Depreciation of property and equipment	$11,546	$25,470	$38,255	$50,456
Non-cash share-based compensation	2,150,060	2,228,126	3,256,173	3,066,472

Research and development expenses
Non-cash share-based compensation	$225,887	$312,056	$962,609	$620,684

13.	Related party transactions

(a) The Corporation entered into the following transactions with related parties:

(i) Included in research and development expense is $25,000 for the three and six months ended June 30, 2026 (three and six months ended June 30, 2025 - $nil) paid to a company related to a director. As at June 30, 2026, $28,250 (December 31, 2025 - $nil) was owed to this company and this amount was included in accounts payable and accrued liabilities.

(b) Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Corporation directly or indirectly, and include any directors (executive and non-executive) of the Corporation. Remuneration of directors and key management personnel of the Corporation was as follows:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
Salaries and benefits	$594,131	$570,714	$1,895,215	$1,875,727
Share-based payments	406,034	469,829	809,597	938,789
	$1,000,165	$1,040,543	$2,704,812	$2,814,516

As at June 30, 2026, $nil (December 31, 2025 - $nil) was owed to directors and key management personnel.

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